UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008 and (2) delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 26, 2009

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$144,259	$19,213
Mutual funds	33,127,883	12,456,271
Common/collective trusts	28,520,172	14,307,952
Avis Budget Group, Inc. common stock	521,850	43,500
Other common stock	—	30,909
Loans to participants	1,935,725	1,032,497

Total investments	64,249,889	27,890,342

Receivables:
Participant contributions	115,578	112,497
Employer contributions	165,618	153,238
Interest and dividends	2,937	2,026

Total receivables	284,133	267,761

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	64,534,022	28,158,103

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,148,335	126,044

NET ASSETS AVAILABLE FOR BENEFITS	$68,682,357	$28,284,147

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Net investment loss:
Interest	$1,221,785
Dividends	1,600,646
Net depreciation in fair value of investments	(18,051,302)

Net investment loss	(15,228,871)

Contributions:
Participants	3,833,703
Employer	3,653,918
Rollovers	12,820

Total contributions	7,500,441

Transfers of participant account balances from affiliated plans	53,381,812

Total additions	45,653,382

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	5,248,097
Administrative expenses	7,075

Total deductions	5,255,172

NET INCREASE IN ASSETS	40,398,210

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	28,284,147

END OF YEAR	$68,682,357

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary became an eligible participant on the later of (i) April 1, 2004 or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Each other employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non Level I employee, as defined in the Plan document (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2008. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2008.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee (i) an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan, plus (ii) an amount equal to 3% of participants’ annual compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions and is limited to one reallocation each day, subject to restrictions imposed by mutual fund companies to curb short term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earnings thereon. The Company’s matching contributions are fully vested upon 3 years of service without partial vesting prior thereto and the Company’s 3% contribution of participant’s annual compensation vests immediately.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Loan repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the loan are used to purchase the principle residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw certain portions of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2008 and 2007, forfeited account balances amounted to $3,612 and $3,017, respectively. During 2008, $4,454 of forfeited non-vested accounts was used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $53,381,812 for the year ended December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risk and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, and Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants, which are secured by the borrowing participant’s vested account balance, are valued at outstanding loan balances, which approximate fair value.

One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $25,695,322 and $13,603,002 at December 31, 2008 and 2007, respectively. The average yield earned by the MLPT was 4.67% and 5.03% for the years ended December 31, 2008 and 2007, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants, was 5.17% and 4.49%, for the years ended December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2008, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $143,094 and $18,832 at December 31, 2008 and 2007, respectively.

Accounting Pronouncements Adopted During 2008

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan adopted SFAS No. 157 prospectively on January 1, 2008, as required, and it had no impact on the Plan’s financial statements at the time of adoption.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan adopted SFAS No. 159 on January 1, 2008, as required, and elected not to apply the option to measure any assets at the time of adoption.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2008
Merrill Lynch Retirement Preservation Trust (a) (b)	$25,695,322
PIMCO Total Return Fund	6,190,628
Davis New York Venture Fund	4,721,088
The Oakmark Equity and Income Fund	4,590,396

2007
Merrill Lynch Retirement Preservation Trust (a) (b)	$13,603,002
Davis New York Venture Fund	2,510,863
Allianz CCM Capital Appreciation Fund	1,865,259

(a )	Permitted party-in-interest
( b)	The contract value of the Merrill Lynch Retirement Preservation Trust was $29,843,657 and $13,729,046 at December 31, 2008 and 2007, respectively.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value, as follows:

2008
Mutual funds	$(15,584,969)
Common /collective trusts	(953,921)
Common stock (a)	(1,512,412)

$(18,051,302)

( a)	Includes the common stock of Avis Budget Group, Inc. and Wyndham Worldwide Corp.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 745,500 and 3,346 shares, respectively, of Avis Budget Group, Inc., common stock with a cost basis of $1,839,436 and $125,115, respectively. During 2008 and 2007, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employer.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2008	2007
Net assets available for benefits per the financial statements	$68,682,357	$28,284,147
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,148,335)	(126,044)

Net assets available for benefits per Form 5500	$64,534,022	$28,158,103

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the net loss per Form 5500:

Increase in net assets available for benefits per the financial statements	$40,398,210
Less: December 31, 2008 adjustment for contract value to fair value for fully
benefit-responsive investment contracts	(4,148,335)
Transfer of assets to the Plan (Reflected in Line L – Transfer of assets – of Form 5500)	(53,381,812)
Add: December 31, 2007 adjustment for contract value to fair value for fully
benefit-responsive investment contracts	126,044

Net loss per Form 5500	$(17,005,893)

8.	FAIR VALUE MEASUREMENTS

SFAS No. 157 requires disclosures about the Plan’s assets and liabilities that are measured at fair value on a recurring basis. In accordance with SFAS No. 157, the Plan classifies its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common-collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common-collective trusts for which quoted market prices are not readily available and participant loans, which are fully secured by the participant’s vested account balance, the principle and interest are repaid through payroll deductions and bear interest rates commensurate with prevailing market rates that market participants would use for similar assets, and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following table presents the Plan’s investments and assets measured at fair value on a recurring basis, as of December 31, 2008:

Asset Class	Level 1	Level 2	Total
Common stock	$521,850	$—	$521,850
Mutual funds	33,127,883	—	33,127,883
Common-collective trusts	—	28,520,172	28,520,172
Participant loans	—	1,935,725	1,935,725

Total	$33,649,733	$30,455,897	$64,105,630

9.	PROHIBITED TRANSACTIONS

During the plan year ending December 31, 2008, the Company was delinquent in remitting to the Trustee certain employee contributions totaling $3,852,523 within the time period set forth in the Department of Labor’s (“DOL”) plan asset regulation at 2510.3-102. As of January 31, 2009 all such delinquent participants’ contributions have been remitted to the Plan. In addition, participants will be credited with the amount of investment that would have been earned had the participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENT

During 2009, the Company suspended the employer matching contributions for participants deemed as highly compensated employees (“HCE”) under rule §412(c) of the IRC limits.

******

Plan Number: 001

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Current Lessor or Similar Party		Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

*	Avis Budget Group, Inc.	Common stock fund	745,500		521,850
	Oppenheimer International Growth Trust	Common/collective trust	71,408		671,232
*	Merrill Lynch Equity Index Trust Fund	Common/collective trust	74,380		821,899
	Harding Loevner Emerging Markets	Common/collective trust	231,603		1,331,719
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	29,843,657		25,695,322
	Allianz CCM Capital Appreciation Fund	Registered investment fund	210,208		2,560,335
	Davis NY Venture Fund	Registered investment fund	197,949		4,721,088
	Harbor Small Capital Value Fund	Registered investment fund	171,836		2,278,535
	Harbor Mid Capital Growth Fund	Registered investment fund	175,752		940,273
	ING International Value Fund	Registered investment fund	285,498		2,697,957
	Lord Abbett Bond Debenture Fund	Registered investment fund	151,550		885,052
	MFS Value Fund	Registered investment fund	158,960		2,786,567
	Oppenheimer Capital Appreciation Fund	Registered investment fund	50,674		1,460,435
	PIMCO Total Return Fund	Registered investment fund	610,516		6,190,628
	DWS RREEF Real Estate SEC Inst Fund	Registered investment fund	61,783		687,026
	The Oakmark Equity and Income Fund	Registered investment fund	212,913		4,590,396
	Vanguard Explorer Admiral Fund	Registered investment fund	13,309		521,446
	Columbia Mid Capital Value Fund	Registered investment fund	133,854		1,131,070
	American Growth Fund	Registered investment fund	82,049		1,677,075
*	Various participants**	Participant loans			1,935,725
	Cash and cash equivalents				144,259

Total					$64,249,889

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2009 to August 2022. Interest rates range from 5.0% to 10.0%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of common/collective trusts at fair value on this schedule.

******

Plan Number: 001

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2008

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Full Corrected Under VFCP and PTE 2002-51

$3,852,523		$3,852,523		$3,852,523

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and
Chief Human Resource Officer
Avis Budget Group, Inc.

Date: June 26, 2009